SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated July 20, 2026.

Buenos Aires, July 20, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 Mercados S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: YPF S.A. – Split – Change in Par Value of the Shares. Notice pursuant to Articles 34 and 35 of the ByMA Listing Regulations.

Ladies and Gentlemen,

We are pleased to write to you on behalf of YPF S.A. (the “Company”) to inform you that for all shareholders of the Company who hold such status as of August 3rd, 2026, according to the registry maintained by Caja de Valores S.A., effective as of August 4th, 2026, the distribution of shares and the change in par value will take effect simultaneously (the “Split”).  As of that time, the book-entry records of Caja de Valores S.A. will reflect the exchange of 393,312,793 book-entry ordinary shares with a par value of ARS 10 each for 3,933,127,930 book-entry ordinary shares with a par value of ARS 1 each and one vote per share. Accordingly, for each share with a par value of ARS 10 held by a shareholder, such shareholder will receive one share with a par value of ARS 1, as well as nine additional shares with a par value of ARS 1, for a total of ten shares with a par value of ARS 1.

We report that in accordance with the Listing Rules of Bolsas y Mercados Argentinos S.A., fractions of shares will not be settled.

Furthermore, we also report that the Company’s share capital, following the aforementioned transactions, remains at ARS 3,933,127,930, now represented by 3,933,127,930 book-entry common shares with a par value of ARS 1 each.

It is hereby noted that this change in the par value of the shares does not alter the economic value of the holdings or the percentage of ownership of the share capital and voting rights of any shareholder. Additionally, it is hereby reported that the Split will have no impact on the Amended and Restated Deposit Agreement dated March 9, 2022, entered into between the Company, The Bank of New York Mellon, acting as depositary, and the holders of ADSs issued pursuant thereto, except for an adjustment that will be necessary to the ratio of Class D shares represented by each ADS, changing from 1 (one) Class D share per ADS to 10 (ten) Class D shares per ADS.

Finally, it is hereby reported that the implementation of the Split is based on the following reasons: (i) to improve the market liquidity of the Company’s shares on the local market (ByMA); (ii) to facilitate accessibility for retail investors by reducing the par value per share and thereby allowing greater participation by small investors in the Company’s capital; and (iii) to implement standard market practices of comparable companies at the national and international levels.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 20, 2026	By:	/s/ Margarita Chun

	Name:	Margarita Chun
	Title:	Market Relations Officer